UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            GATEWAY INDUSTRIES, INC.
                        -------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    367631108
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 10 Pages
                             Exhibit Index: Page 8

                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D
CUSIP No. 367631108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          827,716
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           827,716
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    827,716

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
                                       [_]

13      Percent of Class Represented By Amount in Row (11)

                             19.75%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages

                                  SCHEDULE 13D
CUSIP No.  367631108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          827,716
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           827,716
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    827,716

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
                                       [_]

13      Percent of Class Represented By Amount in Row (11)

                             19.75%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages

                                  SCHEDULE 13D
CUSIP No. 367631108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
                                       [x]

13      Percent of Class Represented By Amount in Row (11)

                             0%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages

          This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Gateway Industries, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated September 9, 1996, filed by one of the Reporting Persons (as defined herein), and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 3 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of SFM LLC and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Soros Fund Management LLC, a Delaware limited liability Company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This statement relates to Shares held for the account of Quota.

          As of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of Quota. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of Quota, and, as of July 1, 2000, is no longer a Reporting Person.

          Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.


Item 5.   Interest in Securities of the Issuer.

          (a) SFM LLC and Mr. Soros may each be deemed the beneficial owner of the 827,716 Shares held for the account of Quota (approximately 19.75% of the total number of outstanding Shares).

          (b) SFM LLC, pursuant to the contract between Quota and SFM LLC, and Mr. Soros, as a result of his position with SFM LLC, may each be deemed to have the sole power to direct the voting and disposition of the 827,716 Shares held directly for the account of Quota.

                                                              Page 6 of 10 Pages

          (c) There have been no transactions effected with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by Quota or by any of the Reporting Persons.

          (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

          (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more that five percent of the Shares.


Item 7.   Material to be Filed as Exhibits.


          The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 10 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 5, 2000                SOROS FUND MANAGEMENT LLC


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact

                                                              Page 8 of 10 Pages

                                 EXHIBIT INDEX

Exhibit No.                                                           Page No.
-----------                                                           --------

B Power of Attorney, dated as of January 27, 2000, granted by Mr. George Soros in favor of Mr. Michael C.
               Neus and Mr. Richard D. Holahan, Jr....................   9

C Power of Attorney, dated as of January 27, 2000, granted by Mr. Stanley F. Druckenmiller in favor of Mr.
               Michael C. Neus and Mr. Richard D. Holahan, Jr.........   10